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                             April 4, 2024

       William Fehrman
       Chief Executive Officer
       Centuri Holdings, Inc.
       19820 North 7th Avenue, Suite 120
       Phoenix, AZ 85027

                                                        Re: Centuri Holdings,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 22,
2024
                                                            File No. 333-278178

       Dear William Fehrman:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 21, 2024 letter.

       Registration Statement on Form S-1

       Conflicts of Interest; Corporate Opportunities, page 172

   1. Please revise to disclose all material terms of Article VIII of your amended and restated
                                                        certificate of
incorporation. For example, we note provisions set forth in Exhibit 3.1 regarding certain
agreements and transactions permitted and fiduciary duties. We also note your disclosure
regarding the provision regarding corporate opportunities for so long as Southwest Gas
Holdings owns at least 15% of the total voting power of your outstanding shares.
However, we note that Section 8.4 refers to ownership of more than
                                                        10% of the total voting
power of your outstanding shares.
 William Fehrman
FirstName   LastNameWilliam  Fehrman
Centuri Holdings,  Inc.
Comapany
April       NameCenturi Holdings, Inc.
       4, 2024
April 24, 2024 Page 2
Page
FirstName LastName
General

2. We note your disclosure on page 60 that the exclusive forum provision in your amended and restated certificate of incorporation does not apply to actions arising under the
         Exchange Act or the rules and regulations thereunder. Please also ensure that the exclusive forum provision in your amended and restated certificate of incorporation states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the the Exchange Act. Please contact Brian McAllister at 202-551-3341 or Craig Arakawa at
202-551-3650 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:      John Hensley